CONSENT OF QUALIFIED PERSON

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Re:	Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

I, Timothy Vyvyan Spindler, BSc (Mining), Pr.Eng., a registered professional engineer with the Engineering Council of South Africa (Reg. No. 880491), am the co-author of the technical report dated October 8, 2009 entitled “Updated Technical Report (Updated Feasibility Study) - Western Bushveld Joint Venture Project 1 – Elandsfontein and Frischgewaagd” (the “Report”) and do hereby consent to the filing of the Report with the regulatory authorities referred to above, and to the use and reference of the Report in the news release dated October 8, 2009 (the “News Release”) and material change report dated October 19, 2009 (the “Material Change Report”) and to the extracts from, or a summary of, the Report in the written disclosure contained in the News Release and Material Change Report and any publication by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I confirm that I have read the News Release and Material Change Report filed and that the News Release and Material Change Report fairly and accurately represent the information in the Report that supports the disclosure.  I further have consented to being named in the News Release and Material Change Report and to the Company filing the Report, the News Release and Material Change Report on SEDAR.

Dated this ____ day of October, 2010.

Timothy Vyvyan Spindler

BSc (Mining), Pr.Eng.